December 10, 2024

Swee Kheng Chua
Chief Executive Officer
Concorde International Group Ltd.
3 Ang Mo Kio Street 62, #01-49 LINK@AMK
Singapore 569139

       Re: Concorde International Group Ltd.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed November 26, 2024
           File No. 333-281799
Dear Swee Kheng Chua:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 19, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed November 26, 2024 Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 42

1. Net (Loss)/Profit for the year included in the table is calculated using adjusted amounts. Accordingly, please revise the description of this measure to present what it represents as it is confusingly similar to your measure calculated in accordance in
       IFRS. For instance, consider labeling the measure Adjusted Net
(Loss)/Profit for the
       year. Refer to Question 100.05 of our Compliance and Disclosure Interpretations on
       Non-GAAP Financial Measures.
 December 10, 2024
Page 2

Unaudited Consolidated Financial Statements as of and for the six months ended June 30,
2024 and 2023
Notes to Unaudited Consolidated Financial Statements
14A. Share-based Compensation, page F-75

2. We note in response to our prior comment you revised your financial statements for the six month period ending June 30, 2024, to reflect total share-based compensation of $83,155,336. Please explain to us how you considered including the disclosures required by paragraph 49 of IAS 8 for the correction of an error as well as relabeling the applicable financial statement columns as restated.
       Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Louis A. Bevilacqua